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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                       SEC FILE NUMBER
                                                          033-92894
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                                                         CUSIP NUMBER
                                                         740366 10 9
                                            ------------------------------------

                                  (Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K  [X] Form  10-Q  and
                                    Form 10-QSB  [ ] Form N-SAR

                      For Period Ended: September 30, 2001
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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:  ______________
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                  Nothing  in this form  shall be  construed  to imply  that the
         Commission has verified any information contained herein.
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                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
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Part I--Registration Information

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         Full Name of Registrant: Preferred Voice, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                             6500 Greenville Avenue
                                    Suite 570
                               Dallas, Texas 75206

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Part II--Rules 12b-25 (b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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State below in reasonable  detail the reasons why Forms 10-K,  20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         The Form 10-QSB describes certain material third party contracts that are subject to confidentiality provisions. Accordingly, the proposed disclosure with respect to such contracts must be reviewed by the other contracting parties to such contracts. The Company is engaged in this review process. The Company needs additional time to complete this process. In addition, the Company has prepared a confidentiality request letter with respect to one of its material contracts to be filed as an exhibit to the Form 10-QSB, which requst letter must be reviewed by the other contracting party. The Company is engaged in this review process. The Company needs additional time to complete this process.

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Part IV--Other Information

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         (1) Name and  telephone  number of person to  contact in regard to this notification

                Mary Merritt           214                      265-9580
                  (Name)            (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X]  Yes    [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ]  Yes    [X ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         N/A

                              Preferred Voice, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 2001.


                                       By:   /s/ Mary G. Merritt
                                          --------------------------------------
                                          Mary G. Merritt,
                                          Vice President of Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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